April 13, 2005


Mail Stop 0306

David L Roland
Vice President
Input/Output Inc.
12300 Parc Crest Drive
Stafford, Texas 77477

	Re:	Input/Output Inc.
		Registration Statement on Form S-3
		Filed March 28, 2005
		File No. 333-123632

Dear Mr. Roland:

      This is to advise you that we have reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We note that you are seeking to register for resale shares of common stock issuable upon conversion of up to an additional 40,000 shares of Series D preferred stock that may be purchased by Fletcher in the future. Please note that it does not appear to be appropriate to register the shares of common stock underlying the additional 40,000 shares of Series D preferred stock that this time since Fletcher has neither purchased nor is irrevocably bound to purchase the additional 40,000 shares. Please revise accordingly. Refer to
Item 3S(b) of the Securities Act section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available
Telephone Interpretations.


2. We note that you are registering the resale of shares of common stock that may be issued as payment of future dividends payable with respect to the outstanding shares of Series D-1 preferred stock as well as shares of common stock that may be issued as payment of future dividends payable with respect to shares of Series D preferred stock that may be purchased by Fletcher in the future. Please note that you may only register the resale of shares of common stock that may be issued as payment of future dividends payable with respect to the shares of Series D-1 preferred stock that were issued and outstanding at the time of filing of this registration statement. In addition, the number of such shares being registered for resale must be based on a good faith estimate of the number of shares that may be issued as payment of those future dividends. Please revise accordingly. Please also supplementally explain to us how you calculated the number of shares that are being registered for resale following the issuance of those shares as payment of future dividends.

3. It is unclear what "anti-dilution adjustments" are intended to be covered by the last sentence of Note (1) to the registration fee table. Please supplementally provide us with a detailed listing of all "anti-dilution adjustments" intended to be covered which appropriately identifies the location of all such anti-dilution provisions by document, section, paragraph, subparagraph, etc. In addition, please note that you may not register the resale of an indeterminate number of additional shares that may be issued pursuant to floating or adjustable purchase or conversion prices, pursuant to
"make-whole" or similar provisions compensating investors for the dilution associated with future sales of common stock at prices lower than the current conversion or exercise prices of outstanding convertible securities, or pursuant to any other anti-dilution provisions other than stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Accordingly, you must make a good faith estimate of the maximum number of shares of common stock that you may issue pursuant to such floating or adjustable purchase or conversion prices or anti-dilution provisions to determine the number of shares to register for resale.
If the actual number of shares issued and to be registered for resale turns out to be greater than that estimate, you must file a new registration statement to register the additional securities. Please revise Note (1) to the registration fee table so that it is consistent with the foregoing, and supplementally explain to us how you calculated the number of shares that are being registered for resale following the issuance of those shares pursuant to such floating or adjustable purchase or conversion prices or anti-dilution provisions.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Alan Morris at (202)
942-
1980 or the undersigned at (202) 942-7924


      Sincerely,



						David Ritenour
      Special Counsel

cc:	Marc A Folladori (Fulbright & Jaworsky)
      Via Facsimile (713) 651-5246
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David L Roland, Vice President
Input/Output Inc.
April 13, 2005
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